EXHIBIT 23.4

Independent Auditors’ Consent

To the Board of Directors and Shareholders of

Fertifos Administração e Participação S.A. and Subsidiaries

We consent to the use in this Amendment No. 3 to the Registration Statement of The Mosaic Company (formerly Global Nutrition Solutions, Inc.) on Form S-4 of our report dated June 2, 2004 (which report expresses an unqualified opinion and includes an explanatory paragraph referring to a change in accounting principle for scheduled maintenance costs and the adoption of SFAS No. 143, “Accounting for Asset Retirement Obligations”) related to the consolidated financial statements of Fertifos Administração e Participação S.A. and Subsidiaries appearing in the Proxy Statement/Prospectus.

We also consent to the reference to us under the headings “Experts” in such Prospectus.

/s/    Deloitte Touche Tohmatsu Auditores Independentes

São Paulo, Brazil

August 27, 2004